

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

Via E-mail
Laurence Wainer
Chief Executive Officer
Blow & Drive Interlock Corporation
137 South Robertson Boulevard
Suite 129
Beverly Hills, CA 90211

> **Re: Blow & Drive Interlock Corporation**
> **Registration Statement on Form S-1**
> **Filed June 2, 2014**
> **File No. 333-196472**

Dear Mr. Wainer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the sale of 5,641,000 shares of common stock by the selling shareholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates and the relatively short period the selling shareholders have held the shares, please provide us an analysis as to why this should not be considered an indirect primary offering and the securities offered at a fixed price. In your response, please tell us about any relationships between the issuer and the selling shareholders. Refer generally to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available at our website, at www.sec.gov and Rule 415 under the Securities Act Rules.

2. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise your summary to disclose your status as a shell company or explain to us why you are not a shell company.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please include the "Dealer Prospectus Delivery Obligation" legend on the back cover page of your prospectus. Refer to Item 502(b) of Regulation S-K.

Registration Statement Cover Page

6. Please revise footnote 1 to the "Calculation of Registration Fee" table to specify the provision of Rule 457 of the Securities Act relied upon.

7. We note that the amount of the registration fee is listed in the table as $726.56, but footnote 2 indicates that $722.56 was paid by electronic transfer. Please revise for consistency or advise.

Outside Front Cover of Prospectus, page 2

8. Please revise the cross-reference to the risk factors section to point to the correct page.

Prospectus Summary, page 4

9. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section and the business section on page 13 to provide a detailed summary of your business and current operations. In this regard, include the steps you have taken to date to become an operating company, and please revise to disclose whether you have actually produced any products. In this regard, we note the disclosure elsewhere that you have paid a manufacturing company to manufacture and delivery an initial production of six ignition interlocks devices. Please disclose that in the summary and clarify if you have not yet otherwise manufactured your product. In addition, disclose how you will generate revenues and the composition of your intended customer base. To the extent that you discuss future business plans here, the discussion should be balanced with a discussion of the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This should include a discussion as to the need of additional financing and if additional financing is not available, please make that clear.

10. Please tell us, with a view towards revised disclosure, whether you have a website. It appears to us that you may have a corporate website, located at, blowanddrive.com, and that website appears to contain numerous discrepancies from your registration statement. For example, this website claims that Blow & Drive Interlock has 24/7 customer service where customers can "talk to a real person," yet you disclose on page 17 that you have no employees. This website also advertises service centers with mobile technicians, yet you do not have any service centers disclosed as properties. This website also describes the company as "one of approximately 15 approved Ignition Interlock manufacturers in the USA," yet you do not appear to be approved by any governmental agency nor do you appear to manufacture anything in the USA. This website also advertises "OTCBB ticker symbol ADUI" when you do not appear to be quoted on the OTCBB, or any market for that matter. Please advise as to whether or not this is your website and, if so, explain these apparent discrepancies. Also, refer generally to Item 101(h)(5)(iii) of Regulation S-K.

11. You state here and on page 13 that that the Company's device is "state-of-the-art equipped with wireless capabilities, GPS, video and infrared technologies." Please tell us how you can substantiate this statement.

12. We note your disclosure that the company, formed on July 2, 2013, has developed an Alcohol Ignition Interlock Device (AIID). However, your statement of operations reports only $1,100 and $8,793 of general and administrative expenses for the period from inception to December 31, 2013 and for the quarter ended March 31, 2014, respectively, and $49,445 of professional fees for the quarter ended March 31, 2014, which appear to relate to your agreement with Tiber Creek Corporation. Please tell us, and revise to disclose, how and when you developed the AIID and the amount of expenses incurred in each reporting period related to its development. In this regard, we note your disclosure on page 17 that you have "not to date undertaken any material research and development activities" and on page 18 that "[s]ince its inception, the Company has focused its efforts on conducting market research and development."

13. Please revise to disclose (a) the implied aggregate value of all of your common stock intended to be outstanding after the offering, based on the offering price of $1.00 and (b) your total stockholders' equity (deficit) as of the most recent balance sheet date. For example, based on your 14,565,000 shares outstanding at March 31, 2014, it appears the implied aggregate value of your common stock based on the offering price of $1.00 is $14,565,000.

Risks and Uncertainties facing the Company, page 4

14. We note your statement that you have "earned minimal revenues since inception, and may experience losses in the future." As your financial statements indicate that you have no sales since inception, please revise to state, in one of your opening paragraphs, that you have no revenues. Please also disclose your net losses for the most recently completed fiscal year and any interim period, in one of your opening paragraphs. Please also update to disclose the amount of cash you have on hand as of the most recent practicable date and update this with any subsequent amendments.

15. Please disclose your monthly burn rate, how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation here in the summary and in the liquidity and capital resources section.

Risk Factors, page 6

General

16. Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to former or current shell companies.

17. We note your disclosure on page 14 that there is "no patent on the device . . . ." Please revise to disclose in an appropriate risk factor that you have no intellectual property protection on your product.

The Company has no operations and revenues to date, page 6

18. In addition to cumulative net loss as of December 31, 2013, please include cumulative net loss as of the time of the prospectus.

The Company is a development-stage company with no operating history, page 6

19. We note your statement that "[b]ecause the Company is a development-stage company with no operating history, it is impossible for an investor to assess the performance of the Company or to determine whether the Company will meet its projected business plan." Despite generating no sales, the Company has incurred expenses since inception and engaged in financing activities, and has been a public reporting company since late 2013. We do not believe that the lack of positive profitability renders an assessment of the Company or its performance "impossible." Please revise.

20. We note your statement that investors will "be required to make an investment decision based solely on the Company management's history . . . ." Please explain what history you are referring to, and where investors could find such information.

The Company is a development stage company and has a correspondingly small financial, page 6

21. Please tell us what is meant by the statement that the Company "is a development stage company with no developed finance and accounting organization." Please also reconcile this statement with the statement in the heading that the Company has "a correspondingly small financial and accounting organization."

The Company is subject to regulatory oversight, page 7

22. We note your statement in the risk factor heading that if the Company "does not continue to receive the necessary regulatory approvals, its revenues may decline." Please tell us whether you have received any regulatory approvals to date. If the Company has not received any regulatory approvals to date, please also make that clear.

Reliance on third party agreements and relationships is necessary, page 8

23. Please expand upon this risk factor to describe what types of third party agreements you are referring to.

There have been no prior public markets for the Company's securities, page 8

24. We note your statement that the Company "intends to apply for quotation of its common stock on the OTC Bulletin Board as soon as possible which may be while this offering is still in process." In the risk factor, please address if there is a need for a market maker in order to qualify for quotation on the OTC Bulletin Board. In this regard, please revise to disclose whether you have approached any market makers. We also note your disclosure that "[i]f for any reason the common stock is not listed on the OTC Bulletin Board. . . ." Please revise this risk to address the risk of being quoted, not listed.

Plan of Distribution, page 10

25. Please explain your disclosure about the reliance by your officers and directors on Rule 3a4-1 in the context of the current offering. Tell us whether your officers and directors intend to sell shares on behalf of the company or other selling shareholders. We may have further comment when we view your response.

26. We note your disclosure that you are seeking an underwriter, broker-dealer or selling agent to sell the Shares. Please confirm the understanding that a change in the plan of distribution would require a post-effective amendment.

Resales of Securities Under State Securities Laws, page 10

27. We note your disclosure here that your resales of the shares in the secondary market will be made pursuant to Section 4(1) of the Securities Act. Please explain your basis for this statement to us.

Description of Securities, page 11

28. Please explain your statement in the fourth paragraph on page 11 that the Company "is registering up to 5,641,000" shares of common stock . . . ."

29. We note your disclosure on page 12, under the "Transfer Agent" subheading, that it is anticipated the Globex Transfer, LLC will act as transfer agent for your common stock. Please revise to tell us whether you have entered into any formal agreement with Globex.

The Business, page 13

Summary, page 13

30. Please revise the entire prospectus to eliminate needless redundancies. For example, the phrase "state-of-the-art" appears three times on page 13, once on page 14, twice on page 15, and again on page 16. We also note that the second, fourth and seventh paragraphs on page 13 contain mostly repetitive information, and the phrase "currently all 50 states . . . ." appears on page 15 and then again twice on page 16. We also note that the

sentence that the Company plans to "profit from the recent growth of mandatory ignition interlock legislation" appears twice on page 16, and that the "Revenues" subheading on page 17 contains nearly identical information to the "Revenues and Losses" subheading on page 18. The subheading "Equipment Financing" also appears twice on page 18. Please also revise the Plan of Operation section on page 16. These examples are not the only needless repetitions you should address.

31. Please disclose the retail price per your device. Clarify if you will plan to see directly to the consumer or if it will only be made available through leases.

32. We note your statement that the Company has "developed an Alcohol Ignition Interlock Device . . . ." Please revise to describe the extent to which your product has been developed. Please reconcile this with your disclosure on page 7 that your Company "must successfully develop and distribute ignition interlock devices and services" by clarifying whether you do or do not have a product ready for sale and distribution.

33. We note your statement on page 13 concerning your intentions to provide "well-trained, accessible and professional employees and franchisees . . . ." Please revise this section to include a timeline for this plan.

The Ignition Interlock Device, page 13

34. Please tell us whether the graphic depicted on page 14 is an actual image of your product. Please note that it is inappropriate to include pictures of products that are not manufactured by your company, or that are in the development stage and have not received all necessary regulatory approvals for sale.

Manufacture and Distribution, page 14

35. We note your statement that you have "paid $30,000 to Well Electric, manufacturing company located in Chenzan, China, to manufacture and deliver an initial production of six ignition interlock devices." Please revise to clarify if these devices have been delivered. Please also clarify if you have already have a manufactured prototype of your product or if these six would be the first manufactured devises of your product. Please also file this agreement with Well Electric as an exhibit or tell us why you do not you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

36. Please revise to describe distribution channels for sales to the end customer. Refer to Item 101(h)(4)(ii) of Regulation S-K.

The Market, page 15

37. Please disclose whether your device has been court approved anywhere, for use by someone after they have had a DUI or DWI conviction, what steps are involved to get approved and the status of any applications to get court approved.

38. Please disclose if you plan to make your device available even to drivers who have not had a DUI or DWI conviction.

39. Please clarify what is meant by the statement "[c]urrently, all 50 states and the District of Columbia maintain some form of ignition interlock legislation . . . ."

40. To the extent industry statistics are disclosed which include projections such as future growth rates, please revise to include appropriate balancing language that there is no guarantee that such projections or future growth rates will be achieved. For example, you state that the interlock device market could "surge nearly fivefold if a Federal interlock bill is passed."

Governmental Regulations, page 15

41. Please provide a basis for your statement that your device currently "meets or exceeds NHSTA guidelines." Please also tell us your current status as to NHTSA approval, along with all other necessary approvals. Refer to Item 101(h)(4)(viii) of Regulation S-K.

42. Please discuss in greater detail the federal and state laws and regulations that apply to your operations and your compliance with those laws and regulations. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Strategic Partners and Supplies, page 15

43. We note your statement that you believe that strategic partnerships will be a "major component" of your operating strategy. Please clarify the nature of these anticipated strategic partnerships, including the type of individual or entity with whom you would enter into these agreements, and how they would be used in your operations.

Marketing Strategy, page 15

44. We note your statement that the Company "has conducted limited advertising and marketing to date as the primary focus of the Company since inception has been to concentrate on beginning its construction and development efforts." Please revise to clarify in greater detail what types of advertising and marketing you are referring to, and please also clarify what is meant by "construction and development efforts."

Plan of Operation, page 15

45. Please clarify if your company or a third party will install the devices.

46. Please revise to provide additional details regarding the timelines and cost estimates for each phase of your business plan for the first 12 months. For example, for each phase, please identify the specific areas in which you intend to spend your funds and how much

you anticipate spending on each. Please also present an estimate of the total funds you will need to implement your business plan through the first 12 months, including not only the costs of developing your business, but the costs of being a public company, complying with governmental regulation, hiring employees, conducting your "national advertising campaign" and any other expenses you will incur. If additional financing will be needed during your first year, please estimate how much you will need and what sources of funding you will look to. If financing is currently not available, so state. Please also provide timeline information through at least the first 12 months of operation, quantifying how long you expect each phase of development to last.

Potential Revenue, page 16

47. We note your statement that the "Company plans for distribution of the Company's ignition interlock devices through franchises, authorized distributors, company owned retail locations and independent installers," and that you anticipate "offering exclusive franchise or distributor agreements at a cost of $100,000 per territory, as well as, a percentage of monthly billing." Please revise to explain what you mean by "territories," including what you anticipate in terms of geographic size of territories that you anticipate, and what you mean by "company owned retail locations."

48. We note your disclosure that the number of states "requiring all first time offenders to install an ignition interlock device" appears as 20 and 21 on page 16. Please reconcile this difference and please tell us the source of this statistic.

The Company, page 16

Change of Control, page 16

49. Please revise to disclose that Jam Run Acquisition Corporation was formerly a blank check company.

Relationship with Tiber Creek Corporation, page 16

50. Please revise to explain in greater detail the terms of your engagement agreement with Tiber Creek Corporation, including the consideration that Tiber Creek receives as compensation. Please also file this agreement as an exhibit or tell us why you do not think this is necessary. Refer to Item 601(b)(10) of Regulation S-K.

Research and Development, page 17

51. Please reconcile your disclosure here that you have "not to date undertaken any material research and development activities" with the disclosure under the "revenues" subheading on page 17 that since inception "the Company focused its efforts on conducting market research and development" and on page 18 that "[s]ince its inception,

the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and staff and raising capital."

Management's Discussion and Analysis, page 17

52. Please revise your MD&A to include an overview section. This section should comprise a description of the company, including the company's line of business, principal products and services, and a brief summary of the plan of operations.

53. Please file the note payable to Mr. Wainer as an exhibit or explain why you do not think this is necessary. Refer to Item 601(b)(10) of Regulation S-K.

54. We note your statement that if you are not able to successfully raise money as needed through a private placement or other securities offering, your ability to survive will be "severely jeopardized." Please expand your disclosure to quantify the funding needed to expand and implement your business plan and strategy, in light of your disclosure that your proposed activities "will necessitate significant uses of capital beyond 2014."

Management, page 19

55. Please revise this section to comply with the requirements of Item 401 of Regulation S-K, including but not limited to, the ages of all directors, the name and principal business of each company or organization in which such person has been employed for the last five years, and the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. If Mr. Wainer is currently employed in any of the businesses listed, please revise the risk factors section to disclose the percentage of time that Mr. Wainer will be able to devote to your business.

Executive Compensation, page 20

56. Please revise the table to be consistent with the required columns in Item 402(n) of Regulation S-K. Please also address why you have not included the 9,700,000 shares of common stock that were issued to Mr. Wainer as stock compensation. To the extent this represents compensation, please provide a narrative description as required by Item 402(o) of Regulation S-K, if applicable.

Security Ownership of Certain Beneficial Owners and Management, page 20

57. Please reconcile your disclosure here that Michael Wainer, Chaim K. Wainer, Karen Ariella and Dianne Wainer currently hold 6.7%, respectively, of your outstanding class of common stock with the disclosure on page 21 that they each hold 6.8%.

58. Please provide the addresses for all persons owning over 5% of your voting securities. Refer to Item 403(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 21

    59. Please revise this section to include the information required by Item 404 of Regulation S-K. In this regard, we note that it appears, from the last names listed in the selling shareholder chart, there have been sales of common stock from the Company to immediate family members of your chief executive officer. Refer to Instruction 1 to Item 404. We also note that the disclosure related to Mr. Cassidy and Mr. McKillop appears to lack information required by Item 404(c) of Regulation S-K. Further, we note that you have a related party loan with Mr. Wainer which is not discussed here.

Selling Shareholders, page 21

    60. For Westside Kollel DBA LINK, please disclose the natural persons who have voting or investment power with respect to the common shares being sold. Please also tell us whether this seller is a broker-dealer or an affiliate of a broker-dealer.

    61. Please provide a total amount for all the columns listed in the table on page 21. Please also reconcile your disclosure that the selling shareholders are offering 5,641,000 shares of common stock with the fact that the shares listed in the table add up to 5,591,000.

Interest of Counsel, page 22

    62. We note your statement that Cassidy & Associates "had, or is to receive in connection with the offering, a substantial interest in the Company . . . ." Please revise to clarify what is meant by this statement.

Financial Statements

    63. Please update your financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Balance Sheet as of March 31, 2014, page F-9

    64. Please tell us the nature of and accounting for your $48,000 deposit as of March 31, 2014. In addition, please revise the notes to your financial statements to provide appropriate disclosure for this transaction.

Part II, page 24

Item 13. Other Expenses of Issuance and Distribution, page 24

    65. Please revise to provide the information required by Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 24

66. Please revise this section for each unregistered sale to include all of the information required by Item 701 of Regulation S-K, including, in each case, a brief discussion of the facts relied upon to make the exemption available. We also note your disclosure in Note 4 on page F-15 that the recent private placement was sold pursuant to stock subscription receivable agreements. Please file these agreements as exhibits.

67. We note the consideration column. Please advise and revise the column to clarify if that is the per share consideration or the total amount of consideration for the total number of shares an individual received.

Item 17. Undertakings

68. Please provide the undertaking found in Item 512(a)(6) of Regulation S-K.

Signatures, page 27

69. Please revise the first half of your signature page to identify the city and state in which you are duly authorized to sign.

70. Please revise the second half of your signature page to have your sole officer and director sign in his capacities as principal financial executive officer, principal financial officer and your controller or principal accounting officer.

Exhibit 23.1

71. Please provide a currently dated consent from the independent public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Via E-mail
        James Cassidy
        Cassidy & Associates